Exhibit 99(b)

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
September 30, 2015
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,932
Affiliates	964
Total operating revenues	3,896
Operating expenses:
Wholesale transmission service	793
Operation and maintenance	720
Depreciation and amortization	866
Provision in lieu of income taxes	273
Taxes other than amounts related to income taxes	444
Total operating expenses	3,096
Operating income	800
Other income and deductions:
Other income	8
Other deductions	25
Nonoperating provision in lieu of income taxes	(9)
Interest income	(1)
Interest expense and related charges	337
Net income	$454